Filed by iSatori, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: iSatori, Inc.

Commission File No.: 1-11900

Date: September 10, 2015

FOR IMMEDIATE RELEASE

iSatori Develops and Launches New CT Fletcher Signature Series Branded Sports Supplements

iSatori launches two new scientifically engineered products, ISYMFS™ and RAPID-TEST™, to initiate the unveiling of their CT Fletcher Signature Series with exclusive distribution partner, Bodybuilding.com, the world’s largest sports and fitness supplement online retailer, and in select international markets.

GOLDEN, CO--(September 10, 2015) -  iSatori, Inc. (OTCQB: IFIT), an emerging leader in the development and marketing of scientifically engineered nutritional supplements for healthier lifestyles, today announced the launch of their highly anticipated iSatori CT Fletcher Signature Series brand.  The brand, which initiates their launch with two products, ISYMFS™ and Rapid-Test™, will be carried exclusively with iSatori’s retail partner Bodybuilding.com, the world’s leading internet retailer of sports and fitness supplements.

"When it comes to power and conviction in the bodybuilding community, CT Fletcher stands alone. Inspired by the ‘MASSter of Motivation,’ as CT is most often called by his millions of fans, these two traits are now embodied in every serving of iSatori’s new CT Fletcher Signature Series branded products," explains iSatori Founder and CEO, Stephen Adelé. “At iSatori, we worked relentlessly to develop this new premium brand of high-performance, no nonsense supplements. Each one had to be battled tested by CT Fletcher himself, along with his Iron Addicts in the gym; it had to be something CT himself would use every day; and finally, it had to be a product CT would be proud to put his name on.  This was no easy task, and customers of the CT brand wouldn’t expect anything less from us. Now, I am excited to say, these are some of the finest products we’ve developed, and they fit in perfectly with our guiding values of iSatori. That is, we only offer products that are scientifically backed, are put to rigorous test by athletes and serious weight-trainers alike, and will deliver on their performance expectations. This is what’s behind every iSatori product and went into the development of our flagship new brand, the iSatori CT Fletcher Signature Series.

“Bodybuilding.com made the ideal choice for our exclusive distribution partner because they offer the largest consumer-base platform, with over 32-million visitors to their website a month, along with their ability to expand the CT Fletcher philosophy and messages surrounding weight-training and motivation through their media networks, as well as their executive management team’s commitment to our success. And last, but equally important, both are aligned in changing people’s lives through physical and mental transformation. We expect to see incremental positive growth with Bodybuilding.com as this new line of products remains aligned to our strategy of building premium brands with strong channel discipline that provide a superior value proposition to our consumers, as well as our distribution partners.”

"Do you know how long I've waited to hear 'CT Fletcher Signature Series'?" exclaims Mr. CT Fletcher. "When I was a powerlifting champion of the world, I couldn’t get one sponsor, and after 35 year of waiting, thinking this day would never come, I never thought I'd see this day… but here it is—my name and mug on iSatori's CT Fletcher Signature Series! The day is here. I couldn’t be more excited for my Iron Addicts out there to get their hands on these products!

 "What makes my products different from every other series out there? I don't know the chemistry, I leave that to the science team at iSatori. So the only way I know if a product works is by testing it on myself. So I told iSatori, 'You send it to me, and I'll test it on myself. If it works for me, better than anything else I’ve ever tried, then I'll put my name on it.' iSatori agreed to that, and we went back and forth until we got it right! And I'm telling you, we got it right!"

CT Fletcher, from Long Beach, California, started competitive powerlifting in 1983, becoming six-time world champion until he retired from competition in 1997. During that time, he also won the World Strict Curl Championship three times and the World Bench Press three times. Now at the seasoned age of 56, CT Fletcher has captured the fitness, weightlifting, and aspiring bodybuilders’ social media world by storm—with over 1-million fans and subscribers collectively—with his YouTube channel "CT Fletcher Motivation" and now with his iSatori CT Fletcher Signature Series.

CT Fletcher is traveling the world with iSatori to inspire fans and will be at the iSatori Booth at the upcoming Olympia Fitness and Performance Weekend in Las Vegas, Nevada, September 18 – 19, where Generation Iron and iSatori will be also be teaming up to premiere the new documentary film My Magnificent Obsession (Vlad Yudin: 2015) on September 17 at a private screening for 400 VIP's at the Palm’s Hotel and Casino.

The iSatori CT Fletcher Signature Series will initiate its launch with the introduction of two products—ISYMFS™ Pre-Workout Drink Powder and Rapid-Test™ Rapid Release Natural Testosterone Booster. The products will be made available through their exclusive retail partner, Bodybuilding.com, as well as direct from iSatori.com, and in select international markets.

To learn more about the CT Fletcher Signature Series ISYMFS: http://www.isatori.com/CT-Fletchers-ISYMFS-P2080.aspx and http://www.bodybuilding.com/store/isatori/ct-fletcher-signature-series-isymfs-pre-workout.html

To learn more about the CT Fletcher Signature Series Rapid-Test: http://www.isatori.com/CT-Fletchers-Rapid-Test-P2079.aspx and http://www.bodybuilding.com/store/isatori/ct-fletcher-signature-series-rapid-test.html

To sign up to receive iSatori's (“IFIT”) most recent news and updates via email, please visit http://www.isatori.com/Email-Signup-C2041.aspx.

About iSatori, Inc.

iSatori is a consumer products firm that develops and sells nutritional products through online marketing, Fortune 500 retailers, and thousands of retail stores around the world. The Company is headquartered in Golden, Colorado, and its common stock trades on the OTCQB under the symbol "IFIT." More information about the Company is available at http://www.isatori.com.  iSatori continues to provide the solutions and tools weight trainers are searching for to help them build stronger, leaner, healthier bodies. From athlete appearances with CT Fletcher, Nick Wright, Jason "Big J" English, Humerus Fitness, Jerry Ward, and Siera Capesius, to inspirational and educational articles and videos in Real Solutions for Iron Warriors online magazine. iSatori thrives on true innovation and continues to launch new, research supported supplements, including its category creator, patent-pending Bio-Gro™ bio-active peptides, Pre-Gro™, and Hyper-Gro®, which are now available in several new delicious flavors in retailers around the world.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of iSatori, Inc. with FitLife Brands, Inc. (“FitLife”) or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information Has Been and Will Be Filed with the SEC

FitLife has filed with the SEC a registration statement on Form S-4 that includes a preliminary Proxy Statement of iSatori that also constitutes a preliminary prospectus of FitLife. The registration statement has not yet become effective. FitLife and iSatori plan to mail the definitive Proxy Statement/Prospectus to iSatori’s shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ISATORI, FITLIFE, THE TRANSACTION, AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed with the SEC by iSatori and FitLife through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed by iSatori with the SEC by contacting the Corporate Secretary at 15000 W. 6th Avenue, Golden, CO  80401 or by calling 303.215.9174, and will be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed by FitLife by contacting FitLife’s Chief Financial Officer at 4509 143rd Street, Suite 1., Omaha, NE 68137 or by calling 402.333.5260.

Participants in the Solicitation

iSatori and FitLife and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of iSatori in respect of the transaction described the Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of iSatori in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive Proxy Statement/Prospectus when it is filed with the SEC. Information regarding iSatori’s directors and executive officers is contained in iSatori’s Annual Report on Form 10-K for the year ended December 31, 2014, which is filed with the SEC. Information regarding FitLifes’s directors and executive officers is contained in FitLife’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated May 4, 2015, which are filed with the SEC.

Forward-Looking Statements

Statements made in this news release relating to the Company's future sales, expenses, revenue, product developments, and all other statements except statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "potential," and similar terms and phrases to identify forward-looking statements in this press release. These statements are based on assumptions and estimates that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks and uncertainties, and there is no assurance that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the timing and extent of changes in demand for the Company's products, the availability and price of ingredients necessary to manufacture such products, and the outcome of any current or future litigation regarding such products or similar products of competitors. Please see our Risk Factor disclosures included in our Registration Statement on Form S-1, as amended, initially filed with the Securities and Exchange Commission on April 30, 2013, and in subsequent filings with the Securities and Exchange Commission. All future written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. The forward-looking statements herein speak as of the date of this press release. We undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this press release.

Individual results will vary. Always consult a physician prior to starting any diet or exercise program. These statements have not been evaluated by the FDA. This product is not intended to diagnose, treat, cure, or prevent any disease.

Contacts

Self & Associates
Trudy M. Self
Investor Relations
909.336.5685
tmself@aol.com

iSatori, Inc.

Sue Mosebar

Corporate Communications

(303) 215-9174

pr@isatori.com